August 8, 2018

VIA EDGAR

Ms. Sasha Parikh
Mr. Jim Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Reinsurance Group of America, Incorporated (the “Company”)
Form 10-K for the Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-11848

Dear Ms. Parikh and Mr. Rosenberg:

As requested during the Company's July 26, 2018, phone conversation with the staff of the Securities and Exchange Commission (the “Staff”), the Company presents supplemental information to its July 13, 2018, response to the Staff’s letter dated June 28, 2018, regarding the above-referenced filing of the Company. This letter sets forth the comment from the Staff in boldface and the Company’s response in ordinary type.

Form 10-K for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements
Note 16. Short-Duration contracts, Page 148

1.
We acknowledge your response to our prior comment one. It appears that you have a total of at least $4.2 billion of liability for unpaid claims and claims adjustment expenses comprised of $2 billion related to short-duration contracts (as shown on page 150 in the reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expense) and $2.2 billion related to long-duration contracts (as indicated in your response). We are unable to agree with your conclusion based on information you have provided in your response that information required by ASC 944-40-50-3 is not material. In this regard, information required by ASC 944-40-50- 3 includes much more than the ending balance of the liability for unpaid claims and claims adjustment expenses. As previously requested, please provide us the information required by ASC 944-40-50-3 separately by short-duration and long-duration contracts.

Company Response - Supplemental Information:

The following is a supplement to the information provided in the Company’s response letter dated July 13, 2018.

The Company agrees a rollforward of short-duration contracts provides the user with meaningful information regarding the amount, timing and development of loss reserves arising from such contracts. In contrast, the characteristics of the liabilities for unpaid claims and claims adjustment expense for the Company’s long-duration contracts are substantially different than short-duration contracts. Claims arising from long-duration contracts (primarily death benefits) are typically fixed in amount and paid as a single lump sum shortly after the claim is incurred and therefore have limited uncertainty in amount or future development. In addition, the Company believes the unpaid claims and claims adjustment expense for long-duration contracts are immaterial as compared to the total policyholder benefit liabilities.

Ms. Sasha Parikh
Mr. Jim Rosenberg
August 8, 2018

However, in consideration of the Staff’s comments, the Company will implement new procedures and systems that will enable it to prepare a rollforward, consistent with the requirements of ASC 944-40-50-3, including both long-duration and short-duration contracts. As it will take time to implement processes and procedures to enable the Company to accumulate this information, specifically incurred and paid claims between current and prior periods for long-duration contracts, the Company proposes the following:

•
In the Company’s 10-K for the year ending December 31, 2018, and subsequent interim periods, the Company will disclose separate rollforwards for short-duration and long-duration contracts and a discussion of any material changes in amounts recognized in the income statement attributable to insured events of prior fiscal years. The rollforward for short-duration contracts will comply with the requirements of ASC 944-40-50-3. The rollforward for long-duration contracts will not include the split between current and prior year incurred and paid claims. The proposed rollforwards are below.

•
As soon as practicable, but no later than the filing of the Company’s 10-K for the year ending December 31, 2019, and subsequent interim periods, the Company will provide the combined rollforward for both short and long-duration contracts in accordance with ASC 944-40-50-3 with the required split between current and prior year incurred and paid claims.

To prepare the information described in ASC 944-40-50-3 for its long-duration contracts, with the current data accessible to the Company and utilizing its current processes, the claims administration teams would have to rely on highly manual processes and new procedures to accumulate and estimate the claims incurred and paid between the current and prior periods for some portions of the business.  In some cases, additional information will need to be requested from clients. Given the level of manual effort and new procedures to be adopted, the Company respectively requests the additional time to ensure the current and prior year split for the long-duration contracts is accurate and the related procedures and controls are reliable.

The Company acknowledges the rollforwards illustrated below are required on a quarterly basis; however, the information related to short-duration contracts is currently gathered annually to prepare the incurred and paid claims development triangles. Additional time is needed to establish a process to capture the information required quarterly to prepare the disclosure.

Proposed Disclosure:

Liabilities for unpaid claims and claims adjustment expense are reported in future policy benefits and other policy claims and benefits. The Company typically pays claims for long-duration contracts within several months of the insured event, such as the death of an insured, and there is limited uncertainty in terms of the timing and amount. Activity associated with unpaid claims and claims adjustment expense was as follows (dollars in thousands):

Long-duration contracts:
	For the years ended December 31,
	2017	2016	2015

Balance at beginning of year	$3,193,614	$3,006,922	$2,658,165
Less: reinsurance recoverable	(356,814)	(374,853)	(252,882)
Net balance at beginning of year	2,836,800	2,632,069	2,405,283

Incurred	7,902,506	7,424,875	7,200,494
Payments	(7,412,266)	(7,160,996)	(6,861,105)
Foreign exchange adjustments	131,096	(59,148)	(112,603)
Net balance at end of year	3,458,136	2,836,800	2,632,069
Plus: reinsurance recoverable	419,042	356,814	374,853
Balance at end of year	$3,877,178	$3,193,614	$3,006,922

Ms. Sasha Parikh
Mr. Jim Rosenberg
August 8, 2018

Short-duration contracts:
	For the years ended December 31,
	2017	2016	2015

Balance at beginning of year	$1,987,188	$1,970,915	$1,984,520
Less: reinsurance recoverable	(38,006)	(30,730)	(37,740)
Net balance at beginning of year	1,949,182	1,940,185	1,946,780
Incurred:
Current year	1,045,682	1,001,098	821,933
Prior years	2,829	2,708	2,223
Total incurred	1,048,511	1,003,806	824,156
Payments:
Current year	(303,979)	(275,544)	(208,983)
Prior years	(801,399)	(726,435)	(550,955)
Total payments	(1,105,378)	(1,001,979)	(759,938)
Other changes:
Interest accretion	19,443	18,151	18,213
Foreign exchange adjustments	71,028	(10,981)	(89,026)
Total other changes	90,471	7,170	(70,813)
Net balance at end of year	1,982,786	1,949,182	1,940,185
Plus: reinsurance recoverable	36,505	38,006	30,730
Balance at end of year	$2,019,291	$1,987,188	$1,970,915

As discussed during the Company’s call with the Staff on July 26, 2018, the Company revised the table above to disclose the effect of changes in foreign exchange rates and the interest accretion of the liability separately within the table.

As explained above, as soon as practicable, but no later than with the filing of the Company’s 10-K for the year ending December 31, 2019, the Company will provide the combined rollforward for both short and long-duration contracts in accordance with ASC 944-40-50-3 with the required split between current and prior year incurred and paid claims. At that time, the separate rollforwards presented above will no longer be necessary.

* * * * *
The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing response. If you have any questions or if you require any additional information with respect to this matter, please feel free to contact me via telephone at (636) 736-7243 or via email at jhayden@rgare.com.

Yours sincerely,

/s/ John W. Hayden

John W. Hayden
Senior Vice President - Controller

cc:    Todd C. Larson
Clifford R. Jenks, Esq.